Exhibit 4.1

REDBACK NETWORKS INC.,
as Issuer

and

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION,
formerly known as
NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION,
as Trustee

5% Convertible Subordinated Notes due April 1, 2007

  First Supplemental Indenture

Dated as of May 8, 2001

                FIRST SUPPLEMENTAL INDENTURE dated as of May 8, 2001, among REDBACK NETWORKS INC., a Delaware corporation (the "Company"), and WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION, formerly known as NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION, as trustee (the "Trustee"). "First Supplemental Indenture" or this "Supplemental Indenture" means this instrument as originally executed or, if amended or supplemented pursuant to the applicable provisions of the Indenture, as amended or supplemented.

                WHEREAS, the Company and the Trustee entered into an Indenture dated as of March 29, 2000 (the "Indenture") pursuant to which the Company's 5% Convertible Subordinated Notes due April 1, 2007 (the "Securities") were issued; and

                WHEREAS, the Offering Memorandum dated March 23, 2000 relating to the Securities (the "Offering Memorandum") properly reflects the agreement of the Company and the initial purchasers of the Securities as to the terms of the Securities, and in particular contemplates that upon the occurrence of a change in control (as described in the Offering Memorandum), subject to and only subject to the exceptions specified in the Offering Memorandum, the Company is required to make a offer to purchase the Securities at a price equal to 100% of the principal amount thereof; and

                WHEREAS, the Indenture incorrectly reflects the agreement of the Company and the initial purchasers of the Securities inasmuch as it erroneously contains an exception to the Company's obligations upon the occurrence of a change in control that is not provided for in the Offering Memorandum; and

                WHEREAS, the Company desires to correct the foregoing defective provision in the Indenture by entering into this First Supplemental Indenture; and

                WHEREAS, Section 8.1(9) of the Indenture provides that the Indenture may be amended, without the consent of the holders of the Securities, to correct or supplement any provision therein which may be inconsistent with any other provision therein or which is otherwise defective, provided that such action does not adversely affect the interests of the holders of the Securities in any material respect; and

                WHEREAS, the correction provided for in this First Supplemental Indenture does not adversely affect the interests of the holders of the Securities in any material respect; and

WHEREAS, all conditions and requirements necessary to make this First Supplemental Indenture a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled by the parties hereto and the execution and delivery thereof have been in all respects duly authorized by the parties hereto; and

WHEREAS, the entry into this Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture;

NOW, THEREFORE, in consideration of the above premises, each party agrees, for the benefit of the other and for the equal and ratable benefit of the holders of the Securities, as follows:

ARTICLE I

MODIFICATION

Section 1.01.  Section 14.4(2) of the Indenture is amended and restated in its entirety to read as follows:

      (2)  a "Change in Control" shall be deemed to have occurred at the time, after the original issuance of the Securities, of:

        (i)   the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in the elections of directors, other than any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company; or

        (ii)  any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any conveyance, sale, transfer or lease of all or substantially all of the assets of the Company to another Person (other than any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of the Company's capital stock entitled to vote generally in the election of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction);

      provided, however, that a Change in Control shall not be deemed to have occurred if the Closing Price Per Share of the Common Stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or the period of 10 consecutive Trading Days ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall, in the case of each of such five Trading Days, equal or exceed 105% of the Conversion Price of the Securities in effect on each of such five Trading Days.

ARTICLE II

EFFECTIVE TIME

Section 2.01. This First Supplemental Indenture shall become effective immediately and without any further action by any person.

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.01.  Indenture. As amended by this First Supplemental Indenture, the Indenture is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect.

Section 3.02.  Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.03.  Governing Law. The laws of the State of New York shall govern this First Supplemental Indenture.

Section 3.04.  Successors and Assigns. All agreements of the Company in this First Supplemental Indenture and the Securities shall bind its successors and all agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

Section 3.05.  Duplicate Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 3.06.  Notice of Supplemental Indenture. The Company covenants and agrees that, promptly after execution by the Company and the Trustee of this First Supplemental Indenture, it shall give notice to all Holders of Securities of such fact in accordance with the provisions of Section 8.6 of the Indenture.

                IN WITNESS WHEREOF, the parties have hereunto set their hands as of the date first above written.

REDBACK NETWORKS INC.

By:	/s/ Dennis P. Wolf
Name: Dennis P. Wolf Title: SVP and CFO

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Jeanie Mar
Name: Jeanie Mar Title: Vice President